Contact

www.linkedin.com/in/andrea-folino-535585214 (LinkedIn)

Andrea Folino

Co-Founder at MAF Hospitality Holdings, LLC
Reading, Pennsylvania, United States

Experience

Folino Estate
Co-Founder
November 2015 - Present (11 years 1 month)

Education

Kutztown University College of Business
Bachelor's degree, Marketing